Exhibit 99.1

Materialise to Hold Annual Shareholders’ Meeting on June 16, 2026

Regulated information1

LEUVEN, Belgium, May 15th, 2026 (GLOBE NEWSWIRE) -- Materialise NV (Euronext & NASDAQ &: MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced that it will host its Annual General Shareholders’ Meeting (AGM) on Tuesday, June 16, 2026, at 10:00 am CET.

The convening notices and other documents pertaining to the Annual General Shareholders’ Meeting, including the annual report, are available on Materialise's website at https://investors.materialise.com/shareholder-information/general-meetings.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

1 The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.